1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC July 2006 Sales Report
Taiwan Semiconductor Manufacturing Company Limited
SIGNATURES

TSMC July 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — August 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for July 2006: on an unconsolidated basis, sales were NT$27,567 million, an increase of 1.0 percent over June 2006 and an increase of 32.2 percent over July 2005. Revenues for January through July 2006 totaled NT$186,087 million, an increase of 37.8 percent over the same period in 2005.
On a consolidated basis, net sales for July 2006 were NT$27,959 million, an increase of 1.1 percent over June 2006; revenues for January through July 2006 totaled NT$187,968 million.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
July	27,567	20,847	32.2
January through July	186,087	135,017	37.8
* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Michael Kramer
Principal Specialist, TSMC
Tel: 886-3-505-6216
Mobile: 886-926-026632
Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
August 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
July	Net sales	27,566,707	20,847,066
Jan.-July	Net sales	186,087,397	135,016,500
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	July	Bal. as of period end
TSMC	95,586,606	—	—
TSMC’s subsidiaries	32,361,880	0	0
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	July		Bal. as of period end
TSMC	119,483,257	21,420	*	1,965,360
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		21,420	*	1,965,360
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—
* The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	311,625	75,077,007	—	—
Contracts	Mark to Market
	Profit/Loss	(1,512)	(487,145)	—	—
Expired Contracts	Notional Amount	12,106,245	251,381,186	639,620	639,620
	Realized Profit/Loss	37,581	(452,430)	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	7,070	—	—	—
Contracts	Mark to Market			—	—
	Profit/Loss	99	—	—	—
Expired	Notional Amount	463,844	—	—	—
Contracts	Realized Profit/Loss	2,650	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 10, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer